UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

September 12, 2016 (September 9, 2016)

Date of Report (Date of earliest event reported)

Caesars Entertainment Corporation

(Exact name of registrant as specified in its charter)

Delaware	001-10410	62-1411755
(State of Incorporation)	(Commission File Number)	(IRS Employer Identification Number)

One Caesars Palace Drive

Las Vegas, Nevada 89109

(Address of principal executive offices) (Zip Code)

(702) 407-6000

(Registrant’s telephone number, including area code)

N/A

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01	Entry into Material Definitive Agreement.

CIE Proceeds and Reservation of Rights Agreement

On September 9, 2016, Caesars Entertainment Corporation (“CEC”), Caesars Acquisition Company (“CAC”), Caesars Interactive Entertainment, Inc., an indirect subsidiary of CAC (“CIE”), and Caesars Entertainment Operating Company, Inc., a majority owned subsidiary of CEC (“CEOC”), entered into the CIE Proceeds and Reservation of Rights Agreement (including exhibits thereto, the “CIE Proceeds Agreement”).

The CIE Proceeds Agreement was executed in connection with (i) the Amended and Restated Restructuring Support Agreement, dated as of July 9, 2016 (as amended, supplemented, or otherwise modified from time to time, the “CEOC-CAC RSA”), entered into by and between CEOC and CAC, (ii) the Amended and Restated Restructuring Support, Settlement and Contribution Agreement, dated as of July 9, 2016 (as amended, supplemented, or otherwise modified from time to time, the “CEOC-CEC RSA”, and together with the CEOC-CAC RSA, the “Caesars RSAs”), entered into by and between CEOC and CEC and (iii) the Stock Purchase Agreement, dated as of July 30, 2016 (as amended, supplemented, or otherwise modified from time to time, the “Purchase Agreement”), entered into by and among CIE, Alpha Frontier Limited and, solely for the purposes set forth therein, Caesars Growth Partners, LLC and CIE Growth, LLC. The Caesars RSAs and the Purchase Agreement provided, among other things, for parameters regarding the use of the proceeds to be received by CIE pursuant to the Purchase Agreement (the “CIE Proceeds”).

Pursuant to the CIE Proceeds Agreement, CIE agreed to, prior to the closing of the transactions contemplated by the Purchase Agreement (the “SPA Closing”) enter into an escrow agreement (the “Escrow Agreement”), under which CIE has agreed to deposit into an escrow account (the “CIE Escrow Account”) the CIE Proceeds in excess of the sum of certain amounts used for the payment of transaction expenses related to the SPA Closing, distribution to minority shareholders or equity holders of CIE related to the repurchase of CIE equity interests held by such holders and certain tax payments.

The CIE Proceeds Agreement provides that funds in the CIE Escrow Account may only be released (i) pursuant to terms set forth in the CIE Proceeds Agreement and the Escrow Agreement, (ii) with the joint written consent of CIE and CEOC or (iii) pursuant to an order of a court of competent jurisdiction. CIE or CEOC may, as applicable and as permitted by the CIE Proceeds Agreement, request that the funds held in the CIE Escrow Account be disbursed for certain permitted uses, as further detailed in the CIE Proceeds Agreement. Subject to the satisfaction of the conditions set forth in the CIE Proceeds Agreement, the escrow agent under the Escrow Agreement will be required to disburse the funds within a certain period of time, for so long as the other party has not objected to such disbursement; provided, that any payments to CEC and CEOC from the CIE Escrow Account will only be made at least 60 days after the SPA Closing after satisfaction of additional conditions described in the CIE Proceeds Agreement. The possible objections to a disbursement are limited to not complying with the conditions set forth in the CIE Proceeds Agreement or not agreeing to the calculations of the amounts to be disbursed.

The parties agreed that neither the CIE Proceeds Agreement nor the consummation of the transactions contemplated by the Purchase Agreement restricts in any way any rights the parties may have with respect to certain net operating losses and other tax attributes generated by CEOC and its subsidiaries, on the terms and conditions set forth in the CIE Proceeds Agreement. In addition, CIE has agreed to obtain the prior written consent of CEOC to amend or waive any provision from the Purchase Agreement that would, or would reasonably expect to, reduce the CIE Proceeds. The CIE Proceeds that have not been distributed for permitted uses will remain in the CIE Escrow Account until the occurrence of certain bankruptcy release events, as further detailed in the CIE Proceeds Agreement.

The foregoing description of the CIE Proceeds Agreement does not purport to be complete and is qualified in its entirety by reference to the CIE Proceeds Agreement, which is filed as Exhibit 10.1 hereto, and is incorporated herein by reference.

Important Additional Information

Pursuant to the Amended and Restated Agreement and Plan of Merger, dated as of July 9, 2016, between CEC and CAC, among other things, CAC will merge with and into CEC, with CEC as the surviving company (the “Merger”). In connection with the Merger, CEC and CAC will file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 that will include a joint proxy statement/prospectus, as well as other relevant documents concerning the proposed transaction. Stockholders are urged to read the Registration Statement and joint proxy statement/prospectus regarding the Merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of such joint proxy statement/prospectus, as well as other filings containing information about CEC and CAC, at the SEC’s website (www.sec.gov), from CEC Investor Relations (investor.caesars.com) or from CAC Investor Relations (investor.caesarsacquisitioncompany.com).

Forward-Looking Statements

This filing contains or may contain “forward-looking statements” intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. You can identify these statements by the fact that they do not relate strictly to historical or current facts. These statements contain words such as “may,” “will,” “contemplated,” “might,” “expect,” “intend,” “could,” “would” or “estimate,” or the negative of these words or other words or expressions of similar meaning may identify forward-looking statements and are found at various places throughout this Form 8-K. These forward-looking statements, including, without limitation, those relating to the consummation of the transactions contemplated by the Purchase Agreement, the execution of the Escrow Agreement, future actions, new projects, strategies, future performance, the outcome of contingencies such as legal proceedings and future financial result, wherever they occur in this filing, are based on CEC management’s current expectations about future events and are necessarily estimates reflecting the best judgment of management and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements.

Investors are cautioned that forward-looking statements are not guarantees of future performance or results and involve risks and uncertainties that cannot be predicted or quantified, and, consequently, actual results may differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, but are not limited to, the following factors, as well as other factors described from time to time in CEC’s reports filed with the SEC (including the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained therein): the transactions contemplated by the Purchase Agreement may not be consummated due to the failure to satisfy any of the conditions to closing in the Purchase Agreement; the transactions contemplated by the Purchase Agreement may not be consummated or one or more events, changes or other circumstances could occur that could give rise to the termination of the Purchase Agreement; unexpected costs, charges or expenses resulting from the transactions contemplated by the Purchase Agreement; and potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transactions contemplated by the Purchase Agreement.

You are cautioned to not place undue reliance on these forward-looking statements, which speak only as of the date of this filing. CEC undertakes no obligation to publicly update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this filing or to reflect the occurrence of unanticipated events, except as required by law.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits. The following exhibit is being filed herewith:

Exhibit No.	Description

10.1	CIE Proceeds and Reservation of Rights Agreement, dated as of September 9, 2016 entered into by and among Caesars Interactive Entertainment, Inc., Caesars Acquisition Company, on behalf of itself and each of its direct and indirect subsidiaries, Caesars Entertainment Corporation, on behalf of itself and each of its direct and indirect subsidiaries, other than Caesars Entertainment Operating Company, Inc., and Caesars Entertainment Operating Company, Inc. on behalf of itself and each of the debtors in the Chapter 11 Cases

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CAESARS ENTERTAINMENT CORPORATION

Date: September 12, 2016	By:	/s/ SCOTT E. WIEGAND
		Name:	Scott E. Wiegand
		Title:	Senior Vice President, Deputy General Counsel and Corporate Secretary

EXHIBIT INDEX

Exhibit No.	Description

10.1	CIE Proceeds and Reservation of Rights Agreement, dated as of September 9, 2016 entered into by and among Caesars Interactive Entertainment, Inc., Caesars Acquisition Company, on behalf of itself and each of its direct and indirect subsidiaries, Caesars Entertainment Corporation, on behalf of itself and each of its direct and indirect subsidiaries, other than Caesars Entertainment Operating Company, Inc., and Caesars Entertainment Operating Company, Inc. on behalf of itself and each of the debtors in the Chapter 11 Cases